APPLIED CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	275,305
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		(591,776)
Change in prepaid expenses and deposits		(870)
Change in accounts payable		(3,287)
Change in commissions payable		571,580
Change in deferred revenue		66,667
NET CASH PROVIDED BY OPERATING ACTIVITIES		317,619
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's distributions		(232,000)
NET CASH USED BY FINANCING ACTIVITIES		(232,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		85,619
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		73,191
CASH AND CASH EQUIVALENTS, END OF YEAR	$	158,810

See Accompanying Notes